UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 9, 2018

Dana Incorporated

(Exact name of registrant as specified in its charter)

Delaware	1-1063	26-1531856
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

3939 Technology Drive, Maumee, Ohio 43537
(Address of principal executive offices) (Zip Code)

(419) 887-3000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On March 9, 2018, Dana Incorporated (“Dana”) and GKN plc (“GKN”) entered into (i) a Separation Agreement (the “Separation Agreement”) and (ii) an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Dana has agreed to merge with the driveline and off-highway powertrain businesses of GKN (the “Driveline Business”).

Prior to the Merger (as defined below) and pursuant to the Separation Agreement, GKN will, among other things, (i) effect an internal reorganization separating the Driveline Business from GKN’s other businesses (the “Internal Reorganization”), (ii) form a new public limited company under the laws of England and Wales (“SpinCo”) that will acquire the Driveline Business pursuant to a share purchase (the “Share Purchase”) and (iii) effect a special dividend to be satisfied by the issuance by SpinCo of ordinary shares of SpinCo (“SpinCo Ordinary Shares”) to GKN shareholders (the “Distribution”).

Immediately following the Distribution, in accordance with and subject to the terms and conditions of the Merger Agreement, a wholly owned subsidiary of SpinCo to be incorporated under the laws of Delaware (“Merger Sub”) will merge with and into Dana (the “Merger”), with Dana continuing as the surviving company in the Merger and as a wholly owned subsidiary of SpinCo.

Upon consummation of the transactions contemplated by the Merger Agreement, each issued and outstanding share of common stock, par value $0.01 per share, of Dana (“Dana Common Stock”) will automatically be converted in the Merger into the right to receive one SpinCo Ordinary Share (the “Exchange Ratio”). In addition, all outstanding Dana equity-based awards will automatically be converted into awards in respect of SpinCo Ordinary Shares based on the Exchange Ratio. Following the transactions, the former holders of Dana Common Stock will own, together with any SpinCo Ordinary Shares which will become issuable under any outstanding converted Dana equity-based awards, approximately 52.75% of the issued and outstanding SpinCo Ordinary Shares, and shareholders of GKN will own approximately 47.25% of the issued and outstanding SpinCo Ordinary Shares, on a fully diluted basis.

Merger Agreement

Each of Dana and GKN made certain representations and warranties and agreed to certain covenants and agreements in the Merger Agreement, including, among other things, (i) to use reasonable best efforts, in the case of Dana, to conduct its business or, in the case of GKN, to conduct the Driveline Business, in the ordinary course in all material respects during the interim period between the execution of the Merger Agreement and the consummation of the Merger and (ii) not to take certain actions prior to the closing of the Merger without the prior approval of the other party.

Consummation of the Merger is subject only to the completion of the Share Purchase in accordance with the Separation Agreement. Consummation of the Share Purchase and the Distribution is subject to various conditions, including, among others: (i) receipt of the requisite approvals from shareholders of GKN and stockholders of Dana; (ii) the absence of any legal restraint preventing the consummation of the transactions; (iii) the effectiveness of the U.S. registration statement in respect of the issuance of SpinCo Ordinary Shares pursuant to the

Distribution and as consideration in the Merger, to be filed with the Securities and Exchange Commission (the “SEC”); (iv) approval by the U.K. Listing Authority of the circular to be filed by GKN; (v) the expiration or termination of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976; (vi) antitrust clearance from the European Commission; (vii) the receipt of other required regulatory approvals in certain other foreign jurisdictions; (viii) approval from the New York Stock Exchange (“NYSE”) for the listing of the SpinCo Ordinary Shares on the NYSE; and (ix) the offer for the ordinary shares of GKN made by Melrose Industries PLC (the “Melrose Offer”) having lapsed or having failed to become or been declared wholly unconditional.

The obligation of each party to consummate the transactions is also conditioned upon (i) the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), (ii) the other party having performed in all material respects its obligations under the Merger Agreement and the Separation Agreement, (iii) with respect to Dana’s obligation, there being no Driveline Material Adverse Effect, and (iv) with respect to GKN’s obligation, there being no Dana Material Adverse Effect (each as defined in the Merger Agreement).

Prior to the adoption of the Merger Agreement by the requisite vote of the Dana stockholders, Dana’s board of directors may change, qualify, withhold, withdraw or modify its recommendation that Dana stockholders adopt the Merger Agreement, if the failure to effect a recommendation change would be inconsistent with the directors’ fiduciary duties under applicable laws and subject to Dana complying with notice provisions, including giving GKN the opportunity to propose revisions to the transaction terms.

In addition, prior to the approval of the Distribution and the Merger by the requisite vote of the GKN shareholders, GKN’s board of directors may change, qualify, withhold, withdraw or modify its recommendation that GKN shareholders approve the Distribution and the other transactions contemplated by the Merger Agreement if the failure to effect a recommendation change would be inconsistent with the directors’ fiduciary duties under applicable laws and subject to GKN complying with notice provisions, including giving Dana the opportunity to propose revisions to the transaction terms.

The Merger Agreement also provides for certain termination rights of Dana and GKN, including the right of either party to terminate the Merger Agreement (i) if the Merger is not consummated by March 9, 2019 (the “Outside Date”), unless such date is extended pursuant to the terms of the Merger Agreement, and (ii) if the Melrose Offer becomes or is declared wholly unconditional. Either party may also terminate the Merger Agreement if the other party’s board of directors changes its recommendation in favor of the transactions, the requisite shareholder approvals have not been obtained, or a governmental entity in a jurisdiction material to the business of Dana or GKN issues a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger or other transactions. In addition, either Dana or GKN may terminate the Merger Agreement if the other party has breached or failed to perform any representation, warranty, covenant or agreement in a manner that would cause certain closing conditions not to be satisfied and such breach or failure is unable to be cured or, if curable, is not cured within a certain specified time period.

Under certain circumstances, GKN must pay Dana a termination fee of $54,000,000. Such circumstances include the Merger Agreement being terminated: (i) by Dana, as a result of an uncured or incurable breach by GKN of any representation, warranty, covenant or agreement in the Merger Agreement resulting in the failure of the related closing condition; (ii) by Dana, if GKN’s board of directors changes its recommendation in a manner adverse to Dana; (iii) by GKN or Dana, if GKN fails to obtain the requisite vote of the GKN shareholders; or (iv) by GKN or Dana, if GKN’s board of directors recommends that its shareholders accept the Melrose Offer prior to the Melrose Offer becoming unconditional as to acceptances and the Melrose Offer becomes or is declared wholly unconditional. In circumstances where the Melrose Offer becomes or is declared wholly unconditional but GKN’s board of directors did not recommend that its shareholders accept the Melrose Offer prior to it becoming unconditional as to acceptances, GKN will be obligated to pay to Dana a termination fee of $40,000,000.

Under certain circumstances, Dana must pay GKN a termination fee of $54,000,000. Such circumstances include the Merger Agreement being terminated: (i) by GKN, as a result of an uncured or incurable breach by Dana of any representation, warranty, covenant or agreement in the Merger Agreement resulting in the failure of the related closing condition; or (ii) by GKN or Dana, if Dana fails to obtain the requisite vote of the Dana stockholders.

If the Merger Agreement is terminated by GKN following a change in recommendation by the Dana board of directors in a manner adverse to GKN, then Dana will be obligated to pay to GKN a termination fee of $150,000,000.

The Merger Agreement also provides that, upon consummation of the Merger, (i) the board of directors of SpinCo will be comprised of the then-current Dana directors and two individuals designated by GKN, and (ii) the officers of SpinCo will be the same as the then-current Dana officers.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and is incorporated herein by reference.

Separation Agreement

The Separation Agreement governs (i) the terms and conditions regarding the transfer of the Driveline Business to SpinCo, (ii) the subsequent distribution of the SpinCo Ordinary Shares to GKN’s shareholders and (iii) certain aspects of the relationship between GKN and SpinCo following the Share Purchase and Distribution. The consummation of the Share Purchase and the Distribution are subject to various conditions described above.

The Separation Agreement sets forth the steps for effecting the Internal Reorganization that will precede the Share Purchase and the Distribution. In addition, the Separation Agreement sets forth agreed principles for splitting assets and contracts that are shared by the Driveline Business and the other businesses of GKN and for otherwise ensuring that the Driveline Business is transferred to SpinCo while the other businesses of GKN are retained by GKN. Specific provisions are made in relation to the transfer of intellectual property, real estate, pensions, employees and employee benefits.

Following completion of the Internal Reorganization, SpinCo will purchase the Driveline Business from GKN for cash consideration of $1,721 million (which will be approximately $1.6 billion after accounting for certain adjustments described below) and the issuance of SpinCo Ordinary Shares to GKN shareholders pursuant to the Distribution. The cash consideration is subject to adjustment for certain leakage from the Driveline Business and to account for intercompany loan balances at the time of the Share Purchase between entities comprising the Driveline Business, on the one hand, and GKN and its other subsidiaries, on the other hand. Dana has agreed to guarantee SpinCo’s obligation to pay the cash consideration.

The Separation Agreement also regulates certain aspects of the relationship between GKN and SpinCo after the consummation of the Share Purchase and the Merger. There are mutual provisions to ensure that each party ultimately receives or retains the correct assets and liabilities. GKN also undertakes to provide certain services to SpinCo on a transitional basis following the consummation of the Internal Reorganization and Distribution.

The foregoing description of the Separation Agreement is qualified in its entirety by reference to the Separation Agreement, a copy of which is filed herewith as Exhibit 2.2 and is incorporated herein by reference.

The above descriptions of the Merger Agreement and the Separation Agreement have been included to provide investors and stockholders with information regarding the terms of the Merger Agreement and the Separation Agreement. They are not intended to provide any other factual information about Dana, GKN, Merger Sub, SpinCo, their respective subsidiaries and affiliates, or the Driveline Business. Each of the Merger Agreement and the Separation Agreement contains representations and warranties of GKN solely for the benefit of Dana and representations and warranties of Dana solely for the benefit of GKN and have been included therein for the purpose of allocating risk between Dana, on one hand, and GKN, on the other hand, rather than establishing the subject matter of the representations and warranties as facts. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters and schedules that the parties have exchanged in connection with signing the Merger Agreement and the Separation Agreement as of a specific date. The disclosure letters and schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement and Separation Agreement. Therefore, investors and shareholders should not treat such representations and warranties as categorical statements of fact. Moreover, these representations and warranties may apply standards of materiality in a way that is different from what may be material to investors. They were made only as of the date of the Merger Agreement and Separation Agreement or such other date or dates as may be specified in the Merger Agreement and they are subject to more recent developments. Accordingly, investors and shareholders should read the representations and warranties in the Merger Agreement and Separation Agreement when filed not in isolation but only in conjunction with the other information about Dana and GKN and their subsidiaries that the respective companies include in reports and statements they file with the SEC.

Item 8.01	Other Events.

On March 9, 2018, in connection with its entry into the Merger Agreement, Dana entered into a commitment letter with Citigroup Global Markets Inc., Barclays Bank PLC, Credit Suisse Securities (USA) LLC and Credit Suisse AG, Cayman Islands Branch (together, the “Commitment Parties”), pursuant to which the Commitment Parties committed to provide debt financing for the transactions, subject to the terms and conditions set forth in the commitment letter.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transactions between Dana and GKN, SpinCo will file with the SEC a registration statement containing a proxy statement/prospectus, which will constitute a preliminary prospectus of SpinCo and a preliminary proxy statement of Dana, and Dana will file with the SEC a definitive proxy statement on Schedule 14A. The materials to be filed by Dana and SpinCo will be made available to Dana’s investors and stockholders at no expense to them and, once available, copies may be obtained free of charge on Dana’s website at www.dana.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of Dana are urged to read the registration statement, the proxy statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions because they contain important information about the proposed transactions and the parties to the proposed transactions.

Dana and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies of Dana stockholders in connection with the proposed transactions. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of Dana’s executive officers and directors in the solicitation by reading Dana’s preliminary proxy statement for its 2018 annual meeting of stockholders, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and proxy statement and other relevant materials which will be filed with the SEC in connection with the proposed transactions when they become available. Information concerning the interests of Dana’s participants in the solicitation, which may, in some cases, be different than those of Dana’s stockholders generally, will be set forth in the proxy statement relating to the proposed transactions when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections contained in this communication are, by their nature, forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transactions; the prospective performance and outlook of the combined company’s business, performance and opportunities, including the ability of the parties to complete the proposed transactions and the expected timing of completion of the proposed transactions; as well as any assumptions underlying any of the foregoing. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Such risks and uncertainties, include, without limitation, risks related to Dana’s ability to complete the proposed transactions on the proposed terms and schedule, including obtaining shareholder and regulatory approvals; unforeseen liabilities; future capital expenditures; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the proposed transactions will not occur; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transactions; disruption from the proposed transactions, making it more difficult to conduct business as usual or maintain relationships with customers, employers or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Dana’s business. Dana’s Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss important risk factors that could affect our business, results of operations and financial condition. The forward-looking statements in this communication speak only as of this date. Dana does not undertake any obligation to revise or update publicly any forward-looking statement for any reason.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are being filed with this report.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of March 9, 2018, among GKN plc, Dana Incorporated and the other persons to become parties thereto pursuant to Section 8.13.

2.2*	Separation Agreement, dated March 9, 2018, between GKN plc and Dana Incorporated.

*	Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished supplementally to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DANA INCORPORATED

Date: March 14, 2018	By:	/s/ Douglas H. Liedberg
	Name:	Douglas H. Liedberg
	Title:	Senior Vice President, General Counsel & Secretary